UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 September 2007

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

26 September, 2007
MEDIA RELEASE

Response to Determination on operational separation

Telecom Chief Operating Officer Technology and Enterprises Mark Ratcliffe said today that Telecom’s planning for and work on operational separation was well advanced on a number of fronts.

Mr Ratcliffe was commenting after the release of the final Determination on operational separation, by which a standalone network access unit (‘ANS’) will be established as part of an operationally separated Telecom next year.

“Our initial assessment of the Determination indicates that it represents a demanding multi-year programme of significant change for Telecom and the industry. The next step is for Telecom to produce a detailed set of and implementation plan, and we will be focusing every effort on this for the next four weeks.

“With respect to the demands they will place on our people, the Determination requirements are challenging though workable.”

Mr Ratcliffe said Telecom’s drafting of the separation plan and associated undertakings over the next few weeks would be a demanding task for the legal, technical and other teams at Telecom, all of whom are already working hard on a range of other regulatory requirements, including delivery of regulated broadband services.

“On all fronts our people are working to tight deadlines. We will continue to make it clear to both the Commerce Commission and the Government that Telecom’s delivery of new regulated broadband services, and our meeting of the required milestones for operational separation, present real physical challenges.”

Mr Ratcliffe said the final Determination does not change Telecom’s tentative view on the financial costs associated with operational separation.

“As we indicated on 3 August when our 2006/07 result was published, compliance with operational separation is likely to cost Telecom around NZ$200 million in capital expenditure over the next four years, with operational costs of up to
NZ$40 million per annum over this same period.

“We will have a clearer view on this capital and operational spending when the final details of operational separation have been settled later this year.

“At the same time, Telecom has not waited for operational separation to be implemented, but rather has already embraced key aspects of the model.

“This is shown by our successful establishment and operation of a wholesale which has been run independently from the retail units for some time now. We will fully embrace and commit to the establishment of a standalone ANS unit on the same basis, in accordance with the Minister’s Determination.”

Mr Ratcliffe said there had been no discussions with Government officials regarding Telecom selling ANS.

“We have had discussions with officials to help them to prepare the Minister’s determination, but we haven’t been in any negotiations to sell the network”.

Mr Ratcliffe added that operational separation will bring changes for a number of Telecom’s staff, as ANS is established and other features of the plan are implemented.

“We do not anticipate any net change in overall staff numbers, and indeed we currently recruiting for technical staff to help implement the changes associated with operational separation.

“We will inform and consult with staff throughout this complex and lengthy process.

“What won’t change in this new environment is Telecom’s absolute commitment to meeting the needs of our customers - retail and wholesale.  We back ourselves do this.”

Mr Ratcliffe said incoming Telecom CEO Dr Paul Reynolds had received regular briefings from Telecom colleagues on the latest phase of the operational separation process, and had contributed his perspectives on a range of issues.

For more information, please contact:

Mark Watts, Head of External Media, +64 (0)272 504 018 or Phil Love +64 (0) 272
44 8496.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 25/09/2007	By:	Linda Cox
	Name:	Linda Cox
	Title:	Company Secretary